Exhibit 99.1

SIGMA LITHIUM SELECTED BY BANK OF AMERICA RESEARCH TEAM AS
ONE OF TOP 50 STOCKS WITH EXPOSURE TO 10 SCARCITY THEMES
ACROSS ALL SECTORS GLOBALLY

HIGHLIGHTS

o    Bank of America Research identified 50 companies, amongst all stocks in its coverage universe, which are enablers across scarcity themes in a wide range of sectors that will require transformative solutions including technology, circular economy, and natural capital.

o     The report themed “The World Is Not Enough – Scarcity Primer” is accompanied by a recommendation of “50 Stocks For 10 Scarcity Themes”.

o    The report identifies the acceleration of technology and sustainability trends as key drivers of increased demand for lithium, identifying the short- and long-term supply risks of the metal from EV battery demand.

o     Sigma Lithium Co-CEO Ana Cabral-Gardner will present at two upcoming conferences starting on the week of February 28, 2022 in the United States: Bank of America Global Agriculture & Materials Conference and BMO Global Metals & Mining Conference. She will be available for “in-person” investor meetings.

VANCOUVER, British Columbia. February 24, 2022 - Sigma Lithium Corporation (NASDAQ:SGML, TSXV:SGML) (“Sigma Lithium” or the “Company”), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, was recognized as a top 50 stock in Bank of America Securities Global Research: 50 Stocks for 10 Scarcity Themes.

The report highlights Sigma as one of only a few projects expected to supply additional lithium to the global markets in the near term, therefore 100% exposed to the thematic of the report. Sigma Lithium owns and operates the Grota do Cirilo Project in Brazil and is currently in construction of its “Greentech” commercial production plant. For over 3 years, the Company has been producing lithium concentrate on a demonstration pilot scale at the site. Additionally, it can produce a lithium product with a low environmental footprint as it utilizes hydroelectric power, dry-stacks its tailings, recycles the vast majority of its water, and operates without hazardous chemicals in a flotation circuitry.

Ana Cabral-Gardner, co-CEO of Sigma says: “As a lithium material pure-play, producing battery grade green and sustainable lithium, Sigma Lithium is fully driven by the lithium market and EV growth. As EV demand and battery production expand, the market value of lithium, which was just $27bn in 2020, is set to increase multiple times. However, supply & demand dislocation risk is already impacting lithium prices. Keeping both raw material mining and battery manufacturing capacity in lockstep with demand is challenging given the long lead times to bring new mining capacity online, often taking over 10 years”.

Sigma Speaks at Upcoming Investor Conferences.

On Wednesday, March 2nd, 2022, at 11:30 a.m. Cabral-Gardner will present at the Bank of America Securities 2022 Global Agriculture and Materials Conference on the lithium market and growing global demand.

Cabral-Gardner will also present at the BMO 31st Global Metals & Mining Conference on Tuesday, March 1st, 2022 at 2:45 pm ET on the growing demand for lithium and how projects such as Sigma can play a key role in the energy transition and the future of clean mobility. The live presentation will be available at https://bmo.qumucloud.com/view/2022-gmm-sigma-lithium.

Ana Cabral-Gardner will be available “in-person” for one-on-one meetings throughout the BMO conference from Monday, February 28th and at the Bank of America conference from Wednesday, March 2nd. Investors should contact their Bank of America Securities or BMO representatives.

ABOUT SIGMA LITHIUM

Headquartered in Canada, Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, developing with an ESG-centric strategy, a leading integrated Lithium company in the Americas. Sigma is in construction of its commercial production plant, located in its wholly owned Grota do Cirilo Project in Brazil, where it owns significant acreage of lithium bearing ore minerals. It is has developed the largest hard rock lithium deposit in the Americas.

The Company has processed these spodumene into Battery Grade Green and Sustainable Lithium for three years having achieved certification status with the largest battery makers in the world. Sigma has unique and differentiated environmental and social sustainability practices: The Project will be powered by clean & renewable energy.

The Processing Plant will use state-of-the art water recirculation circuits combined with dry stacking tailings management, to reuse 100% of the water and not to create tailing dams Sigma has sponsored a private agency to promote additional investments in the region and has been fostering initiatives to both create sustainable economic development while lifting the community from poverty.

With a goal of net zero carbon emissions by 2024, the Company has adhered consistently to the highest standards of environmental, social and governance practices, established as part of its core purpose at inception in 2012. For more information about Sigma Lithium, visit www.sigmalithiumresources.com.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Daniel Abdo
(Sao Paulo) +55 11 2985-0089
daniel.abdo@sigmaca.com or ir@sigmaca.com

Vitor Ornelas
(Sao Paulo) +55 11 2985-0089
vitor.ornelas@sigmaca.com

SIGMA LITHIUM MEDIA CONTACT:

media@sigmaca.com

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn:	@SigmaLithium
Instagram:	@sigmalithium
Twitter:	@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the ability of the Company to complete offerings of its securities under its shelf offering documents, the ability of the Company to complete construction and commence commercial production within the targeted timing and projected budget, the ultimate duration, impact and severity of the COVID-19 pandemic (including its impact on financial markets and national and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for lithium products), the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.